BRAZIL MINERALS, INC.

324 South Beverly Drive, Suite 118

Beverly Hills, California 90212

July 29, 2014

BY EDGAR

Tiffany Posil, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brazil Minerals, Inc.
Amendment No. 1 to Registration Statement
on Form 10 Filed July 1, 2014
File No. 000-55191
Amendment No. 1 to Form 10-K for Fiscal Year
Ended December 31, 2013
Filed July 1, 2014
File No. 000-55191

Dear Ms. Posil:

Reference is made to your comment letter, dated July 15, 2014, to Brazil Minerals, Inc. (the “Company” or “BMIX”), relating to the subject filings (the “Comment Letter”). Set forth below is each comment contained in the Comment Letter, followed by the Company’s response thereto:

Registration Statement on Form 10

Item 10. Recent Sales of Unregistered Securities

1.	We reissue comment 4 in our letter dated May 22, 2014. For each transaction disclosed in this section, please briefly state the facts relied upon to make the exemption from registration available. We note that simply reciting the specific exemption relied upon is insufficient to comply with Item 701(d) of Regulation S-K. Revise similar disclosure in the Form 10-Q for the quarterly period ended March 31, 2014.

The disclosure in Item 10 of Amendment No. 2 to the Registration on Form 10 has been revised to add facts relied upon to make the cited exemptions from registration available. Similarly, the Company is concurrently filing an Amendment No. 2 to its Quarterly Report on Form 10-Q in order to revised to add additional facts relied upon to make the cited exemptions from registration available.

Mr. Marc Fogassa

Brazil Minerals, Inc.

July 29, 2014

Form 10-K for Fiscal Year Ended December 31, 2013

General

2.	We note your response to comment 10 in our letter dated May 22, 2014 that you produce diamonds and gold on a regular basis and recognize revenues from the sale of these products. In addition, on page 15 you declare reserves based on your feasibility study. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Exchange Act Rule 12b-4. The information requested includes, but is not limited to:

•	Property and geologic maps.

•	Description of your sampling and assaying procedures.

•	Drill-hole maps showing drill intercepts.

•	Representative geologic cross-sections and drill logs.
•	Description and examples of your cut-off calculation procedures.

•	Cutoff grades used for each category of your reserves and resources.
•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves.
•	A detailed description of your procedures for estimating reserves.
•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analyses.
•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Exchange Act Rule 12b-4.

If there are any questions concerning the above request, please phone, Mining Engineer, at (202) 551-3718. Mr. George K. Schuler.

The requested information was delivered to Mr. Schuler on July 24, 2014.

Mr. Marc Fogassa

Brazil Minerals, Inc.

July 29, 2014

3.	Please note that it is the staff’s position that mineral reserves for a mineral property may not be designated unless:

•	Competent professional engineers conduct a detailed engineering and economic study, and the bankable or final feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.
•	The historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves.
•	The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

The Company acknowledges the position of the staff.

4.	We also note your disclosure of indicated and inferred resources on page 15. The provisions in Industry Guide 7 preclude the use of any terms other than proven and/or probable reserves for disclosure in SEC documents. Please remove all resource disclosure from your filing.

All disclosure of indicated and inferred resources has been removed.

Business, page 2

5.	We note your disclosure that the company’s primary business is to acquire ownership positions in producing mining companies in Brazil. Please clarify whether Mineração Duas Barras Ltda. is the only producing mining company in which you have an ownership interest.

A statement that Mineração Duas Barras Ltda. is the only producing mining company in which the Company has an ownership interest has been added to the first paragraph in the subsection entitled “Overview” of Item 1. Business.

6.	We reissue comment 12 in our letter dated May 22, 2014. Please provide a more detailed discussion of your business, as required by Item 101(h)(4) of Regulation S-K. For example only, please revise to:

•	Identify the markets and distribution methods for the polished diamonds as well as the rough diamonds and gold produced from Mineração Duas Barras Ltda.;
•	Briefly describe competitive business conditions and your competitive position in the diamond and gold industries and methods of competition;
•	Briefly describe your dependence on one or a few major customers;
•	Briefly describe the effect of existing or probable governmental regulations on the production and sale of polished diamonds and rough diamonds and gold, including the exportation thereof; and
•	Briefly describe the costs and effects of compliance with environmental laws (federal, state and local).

Mr. Marc Fogassa

Brazil Minerals, Inc.

July 29, 2014

We may have additional comments once you have provided the more specific disclosure required by this Item.

A more detailed discussion of the Company’s business has been added in Item 1. Business, including information as to each of the items listed in the bullet points set forth in the comment.

7.	We note your response to comments 13 and 14 in our letter dated May 22, 2014. Please supplementally provide us with the option agreement relating to vanadium, titanium and iron property in the State of Piaui in Brazil.

A copy of the option agreement is being sent by overnight mail to Tiffany Posil, Esq.

Properties, page 13

8.	We did not find a statement regarding your exploration program in regards to comment 24 in our letter dated May 22, 2014. If there are no current detailed plans to conduct exploration on your properties, please revise your filing and disclose this information prominently.

A subsection entitled “Exploration” has been added to Item 1. Business.

9.	We note your response to comment 25 in our letter dated May 22, 2014 stating that you do not conduct sampling at your operating mine or on your exploration properties. Please state this fact prominently with your discussion of your operating mine in your revised filing.

A subsection entitled “Exploration” has been added to Item 1. Business.

10.	We note your response to comment 26 in our letter dated May 22, 2014 that disclosure is included in your revised filing. We reissue comment 26. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities.

A subsection entitled “Environmental Regulation and Compliance” has been added to Item 1. Business to, among other things, include the requested information.

11.	We note your response to comment 27 in our letter dated May 22, 2014 that disclosure is included in your revised filing. We reissue comment 27. Please provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties.

Subsections entitled “Environmental Regulation and Compliance” and “Export Regulation” have been added to Item 1. Business to among other things, include the requested information.

Mr. Marc Fogassa

Brazil Minerals, Inc.

July 29, 2014

12.	We partially reissue comment 28 in our letter dated May 22, 2014. Please disclose the tonnes and grade of the material processed by your washing facility in addition to reporting your salable products and revenues received. Please report your rough and polished stones and the revenues received.

Information as to the number of cubic meters processed has been added as a second paragraph of the subsection entitled “Processing and recovery Plant” in the section entitled “Mineração Duas Barras Ltda. (state of Minas Gerais, Brazil) – Diamonds and Gold” in Item 2. Properties. The Company does not have information as the weight of the material which was processed.

13.	We note your response that you did complete a feasibility study prior to your production decision. We reissue comment 29 in our letter dated May 22, 2014. Please add a risk factor indicating you do not have reserves compliant with Industry Guide 7. In addition, state the level of accuracy for your feasibility study and specify whether it was a scoping, pre-feasibility or a final/bankable feasibility study.

A risk factor entitled “We do not have any reserves compliant with SEC Industry Guide 7.” has been added to Item 1A. Risk Factors. The second paragraph of the subsection entitled “Mineralization” in the section entitled “Mineração Duas Barras Ltda. (state of Minas Gerais, Brazil) – Diamonds and Gold” in Item 2. Properties has been revised to state that the Company believes that the cited feasibility study is a bankable feasibility study.

Sales of Unregistered Securities, page 20

14.	We partially reissue comment 31 in our letter dated May 22, 2014. Please briefly state the facts relied upon to make the exemption from registration available. We note that simply reciting the specific exemption relied upon is insufficient to comply with Item 701(d) of Regulation S-K.

The disclosure in the subsection of Item 5 entitled has been revised to add additional facts relied upon to make the cited exemption from registration available.

Mr. Marc Fogassa

Brazil Minerals, Inc.

July 29, 2014

Management’s Discussion and Analysis, page 20

15.	The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.

A subsection entitled “Overview” has been added at the beginning of the MD&A.

16.	We reissue comment 34 in our letter dated May 22, 2014. Please revise to address in greater detail your liquidity requirements in quantified terms on both a short-term (i.e., 12 months) and long-term basis. Refer to Instruction 5 of Item 303(a) of Regulation S-K. Please provide the basis for your statement that you believe your current financial resources and funds from operations will be adequate to cover anticipated expenditures for the foreseeable future. We note the significant decrease in cash and cash equivalents for the year ended December 31, 2013. We also note the net losses to date and the cash flows used for operations.

The subsection of the MD&A entitled “Liquidity and Capital Resources” has been revised in response to this comment.

Directors, Executive Officers and Corporate Governance, page 25

17.	Please remove the company and transaction specific information relating to Achillion Pharmaceuticals.

The information has been deleted.

Executive Compensation, page 28

18.	We note your response to comment 42 in our letter dated May 22, 2014. Please revise to clarify why the value of the 2013 stock award to Mr. Fogassa in the Summary Compensation Table is $210,234. You refer to the valuation of both the cancelled options and the newly granted options of the same amounts with different grant date fair values. Please revise to clarify. In addition, please provide additional narrative disclosure regarding the rescission and the subsequent grant of options.

Mr. Marc Fogassa

Brazil Minerals, Inc.

July 29, 2014

Footnote (A) to the Summary Compensation Table contained in Item 11 has been revised to clarify the disclosure and provide the requested information.

19.	We reissue comment 41 in our letter dated May 22, 2014. Please disclose the material terms of the employment agreement. For instance, we note the increased salary based upon the completion of private placements.

The subsection of Item 11 entitled “Employment Agreement with Marc Fogassa” has been revised to include additional disclosure concerning the terms of the employment agreement.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 29

20.	We partially reissue comment 47 in our letter dated May 22, 2014. Please revise the beneficial ownership table to also include, whether by an additional column or otherwise, each beneficial owner’s percentage of the voting power of the common and preferred stock voting together as a single class.

A new footnote (4) to the Securities Ownership Table contained in Item 12 has been added to provide such information.

Certain Relationships and Related Transactions, page 30

21.	We partially reissue comment 48 in our letter dated May 22, 2014. We note the loan receivables –related party in the financial statements.

The second paragraph of Item 13 has been revised to include information about an $800,000 advance made by the Company to Brazil Mining, Inc. in December 2012 that was repaid on January 2, 2013.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Marc Fogassa

Marc Fogassa
Chief Executive Officer